Exhibit 99.1

Volvo: Truck Deliveries January-April 2007

STOCKHOLM, Sweden--(BUSINESS WIRE)--May 24, 2007--Total deliveries of trucks from the Volvo Group's (Nasdaq:VOLV) (STO:VOLVA) (STO:VOLVB) three truck companies decreased 17% through April this year, compared with the year-earlier period. Deliveries from Mack were down 54%, while deliveries from Renault Trucks were down 10%. Deliveries from Volvo Trucks decreased 8% compared with the year-earlier period.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 83,000 people, has production facilities in 18 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

This information was brought to you by Cision
http://newsroom.cision.com

CONTACT: Volvo Group
Media Relations:
Renault Trucks
Bernard Lancelot, +33 (0)4 72 96 58 89
or
Mack
John Walsh, +1 610 7092560
or
Volvo Trucks
Claes Claeson, +46 31-66 39 08
or
Investor Relations:
AB Volvo
Joakim Wahlstrom, +46 31 66 11 91
or
Christer Johansson, +46 31 66 13 34